Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Completes Airborne Geophysical Survey Over the Newly Acquired Hard Cash Gold Property in Nunavut, Canada

Vancouver, Canada –January 23, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces the completion of a 970 line-km airborne magnetic and radiometric survey over the newly acquired 2,090 hectare Hard Cash Gold Property, located in southwestern Nunavut, Canada.

Scott Eldridge, Canarc’s CEO, stated: “Since identifying Hard Cash late last year as a district scale gold exploration opportunity, Canarc has visited the site, sampled high grade gold in bedrock, signed an option agreement to acquire a 100% interest, completed an aero-geophysical survey, and we plan to drill the initial high priority targets this summer. We are moving expeditiously to execute our new corporate strategy of acquiring and exploring high impact gold discovery projects and de-risking our current core assets in order to create shareholder value.”

Canarc recently entered into an option agreement with Silver Range Resources to acquire a 100% interest in Hard Cash (see news release dated November 29, 2018). Nunavut is home to two multi-million ounce gold deposits at the operating Meadowbank Mine and the Meliadine Mine currently under construction, both owned by Agnico Eagle Mines.

The survey data are now being interpreted and results will be released following receipt of the report from the geophysical contractor, Geotech Ltd.

Historic Exploration Results

Gold was first discovered on the Hard Cash property in 1946 in the area of the Swamp showing. Small, historic exploration programs located high-grade gold mineralization associated with quartz-carbonate-sulfide veins within a broad, northeast-trending, quartz-sericite altered shear zone. Elsewhere on the property, one gold showing was found within a banded iron formation.

Recent prospecting identified multiple high-grade Archean lode gold showings, extending the known mineralization for 3.4 km along the altered shear zone. Bedrock mineralization is best exposed at the Swamp Showing at the northeast end of the trend where quartz-carbonate-sulfide veins occur within a 60 to 100 m wide shear zone.

Historic sampling of outcrop and proximal float from the Swamp Zone returned values to 125 g/t gold with 719 g/t silver. Sampling of float boulders along a 1.0 km extension to the southwest has returned values to 116 g/t gold with 1,030 g/t silver and sampling of sheared outcrop at the Pond Showing, to the southwest, has returned values to 11.45 g/t gold with 719 g/t silver.

Float boulder sampling, up to 2.7 km southeast of the Southeast Lineament, returned several high gold values, including 6.81 and 12.45 g/t gold from separate locations. A large boulder, 450 metres southeast of the Swamp Zone, returned a value of 95.7 g/t gold with 251 g/t silver.

Canarc considers these results to be historical, it has not completed sufficient work to independently verify these historic results.

Canarc’s consulting geologist visited the property in September 2018 and sampled similar high-grade gold assays in quartz vein float and outcrop samples including 72.6 gpt Au and 14.6 gpt Au respectively for quartz vein float and outcrop samples collected at and near the Swamp showing.

The property has seen only minor, shallow historic drilling. Nine small diameter holes were drilled at the northeastern end of the Swamp Zone between 1946 and 1956. In 2017 Silver Range conducted a small program of very shallow pack sack drilling (29 meters in 7 holes) which failed to reach the targeted structures and depths due to mechanical issues with the equipment.

The new geophysical survey results are intended to help define the magnetic and radiometric responses of the known gold mineralization and identify new high priority drill targets along the gold mineralized trend where it is covered by glacial overburden.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the technical contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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